

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

March 20, 2020

Bernie G. Wolford, Jr.
Chief Executive Officer
Pacific Drilling S.A.
8-10 Avenue de la Gare
L-1610 Luxembourg

> **Re: Pacific Drilling S.A.**
> **Registration Statement on Form S-3**
> **Filed March 13, 2020**
> **File No. 333-237141**

Dear Mr. Wolford:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     Dionne M. Rousseau